SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

JAVO BEVERAGE COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share, and accompanying right to purchase shares of Series-A Junior Participating Preferred Stock, par value $0.001 per share
(Title of Class of Securities)

47189R-10-4
(CUSIP Number)

Glen Bushery Falconhead Capital, LLC
450 Park Avenue, 3rd Floor
New York, New York 10022
(212) 634-3304
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47189R-10-4                                                                                                                        (Page 2 of 12)

13D

1.		NAME OF REPORTING PERSONS Coffee Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 50,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 50,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*See Item 5.

CUSIP No. 47189R-10-4                                                                                                                        (Page 3 of 12)

13D

1.		NAME OF REPORTING PERSONS Falconhead Capital Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 50,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 50,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 47189R-10-4                                                                                                                        (Page 4 of 12)

13D

1.		NAME OF REPORTING PERSONS Falconhead Capital Partners II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 50,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 50,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*See Item 5.

CUSIP No. 47189R-10-4                                                                                                                        (Page 5 of 12)

13D

1.		NAME OF REPORTING PERSONS Falcap LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 50,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 50,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*See Item 5.

CUSIP No. 47189R-10-4                                                                                                                        (Page 6 of 12)

13D

1.		NAME OF REPORTING PERSONS David S. Moross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 50,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 50,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

SCHEDULE 13D

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Javo Beverage Company, Inc., a Delaware corporation (the “Issuer” or the “Company”), and the accompanying right to purchase shares of Series-A junior participating preferred stock, par value $0.001 per share. The Company’s principal executive offices are located at 1311 Specialty Drive, Vista, California 92081.

Item 2. Identity and Background.

(a)-(c) and (f)

This Schedule 13D is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): (1) Coffee Holdings LLC, a Delaware limited liability company (“Coffee Holdings”); (2) Falconhead Capital Partners II, L.P., a Delaware limited partnership (“Fund II”); (3) Falconhead Capital Partners II GP, LLC, a Delaware limited liability company (“Capital Partners”); (4) Falcap LLC, a Delaware limited liability company (“Falcap”) and (5) David S. Moross, a United States citizen. Coffee Holdings is a direct holder of Common Stock. None of the other Reporting Persons is a direct holder of Common Stock.

The principal business of Coffee Holdings is investing in the securities of the Company. Fund II is the sole manager of Coffee Holdings. The principal business of Fund II is investing in securities. Capital Partners is the sole general partner of Fund II. The principal business of Capital Partners is serving as the sole general partner of Fund II and certain of its related investment vehicles. Falcap is the sole manager of Capital Partners. The principal business of Falcap is serving as the manager of Capital Partners and certain of its related investment vehicles. Mr. Moross is the sole manager of Falcap. Mr. Moross’ present principal occupation or employment is serving as the Chairman and Chief Executive Officer of Falconhead Capital, LLC, an investment advisor to and affiliate of Fund II (“Falconhead”).

The principal business address and principal office of the Reporting Persons is c/o Falconhead Capital, LLC, 450 Park Avenue, 3rd Floor; New York, New York 10022.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(d)-(e)

During the last five years, none of the Reporting Persons, have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

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prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 15, 2009, a copy of which is attached as Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described herein, on April 6, 2009 (the “Closing Date”), Coffee Holdings paid an aggregate purchase price of $12,500,000 to acquire (a) 50,000,000 shares of the Company’s Common Stock and (b) Senior Subordinated Promissory Notes in the aggregate original principal amount of $12,000,000 (the “Notes”) (the “Transaction”), in each case, pursuant to that certain Securities Purchase Agreement, dated as of the Closing Date, between the Company and Coffee Holdings (the “Purchase Agreement”) attached hereto as Exhibit 2 and incorporated herein by reference.

The funds used by Coffee Holdings to pay such purchase price amount were obtained from Coffee Holdings’ members and indirectly from certain of such members’ partners pursuant to commitments made by such partners for the purpose of making investments in securities.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Company’s Common Stock and the Notes for investment purposes.

The Purchase Agreement and the Transaction did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Company, a change to the present Board of Directors (the “Board”) of the Company or a change to the present capitalization and dividend policy of the Company, as briefly described below.

The Purchase Agreement granted Coffee Holdings certain Board nomination and observer rights, information rights, registration rights, preemptive rights and approval rights (including, without limitation, approval rights with respect to certain dividends, incurrence of indebtedness and dispositions), which rights are discussed in Item 6 below. The Company also agreed to appoint a representative of Coffee Holdings to the Company’s Board prior to the first meeting of the Board following the closing of the Transaction. The Company has agreed to nominate Coffee Holdings’ representative to serve on the Company’s Board so long as Coffee Holdings continues to hold certain agreed amounts of the shares of the Common Stock originally issued to Coffee Holdings pursuant to the Purchase Agreement and outstanding principal under the Notes, but not beyond the tenth anniversary of the Closing Date.

The Purchase Agreement also placed certain restrictions on the Reporting Persons’ trading activities with respect to securities of the Company, which restrictions are discussed in Item 6 below and which is incorporated herein by reference.

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The description of the Purchase Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except to the extent specifically prohibited by the Purchase Agreement, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to the terms and conditions of the Purchase Agreement and any applicable law, to, among other things, (a) purchase additional shares of Common Stock or other securities of the Company, (b) sell or transfer Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (c) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such entities, and (d) consider participating in a business combination transaction that would result in an acquisition of all of the Company’s outstanding Common Stock.

Item 5. Interest in Securities of the Company.

(a)-(b)

The responses in rows 7 through 11 and 13 of the cover page to this Schedule 13D are incorporated herein by reference. The Company stated in its Current Report on Form 8-K filed on April 10, 2009, that there were approximately 278.8 million shares of Common Stock outstanding as of April 6, 2009. As of April 15, 2009, Coffee Holdings directly beneficially owns 50,000,000 shares of Common Stock, which represent approximately 17.9% of the Company’s issued and outstanding Common Stock.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership.

Coffee Holdings, acting through its sole manager, Fund II, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock it holds.

Fund II, as the sole manager of Coffee Holdings, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 50,000,000 shares of Common Stock directly held by Coffee Holdings, or 17.9% of the Common Stock.

Capital Partners, as the sole general partner of Fund II, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 50,000,000 shares of Common Stock directly held by Coffee Holdings, or 17.9% of the Common Stock.

9

Falcap, as the sole manager of Capital Partners, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 50,000,000 shares of Common Stock directly held by Coffee Holdings, or 17.9% of the Common Stock.

Mr. Moross, as the sole manager of Falcap, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 50,000,000 shares of Common Stock directly held by Coffee Holdings, or 17.9% of the Common Stock.

(c)

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference. Other than the Transaction, there have been no other acquisitions of Company securities by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The Purchase Agreement sets forth the Company’s and Coffee Holdings’ agreement with respect to certain rights and obligations associated with ownership of securities of the Company. The Purchase Agreement provides that the Company may not take certain corporate actions without the prior written consent of Coffee Holdings. These negative covenants include, without limitation, restrictions on the payment of dividends, the incurrence of indebtedness (other than permitted indebtedness), the entry into certain fundamental corporate transactions and other matters, including relating to changes in the Company’s senior management.

Under the Purchase Agreement, trading restrictions including, but not limited to, limitations on (a) short sales transactions involving the Company’s securities by the Reporting Persons until the eighth anniversary of the Closing Date, (b) the sale or transfer of shares of Common Stock by the Reporting Persons to a competitor of the Company, and (c) the number of shares of Common Stock that Coffee Holdings may dispose of pursuant to a registration statement within certain time periods. In addition, Coffee Holdings may not sell or transfer the shares of Common Stock unless the shares have been registered under applicable securities laws, are exempt from registration or are eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended.

Under the Purchase Agreement, the Company has granted Coffee Holdings “piggyback” registration rights on registrations made by the Company for its own account or for the account of others. In the event that Coffee Holdings exercises its piggyback registration rights in connection with a registration and the amount of Coffee Holdings’ securities registered on the related registration statement is cut back below certain agreed thresholds, then the Company will be obligated, subject to certain terms and conditions, to register Coffee Holdings’ shares for

10

resale in a subsequent registration. The Company will be obligated to pay all fees and expenses in connection with any such registrations, other than underwriting discounts and selling commissions, which will be paid by Coffee Holdings.

Under the Purchase Agreement, the Company also has granted Coffee Holdings a right of first offer on future issuances by the Company of its debt or equity securities, subject to certain exceptions. The right of first offer generally permits Coffee Holdings to purchase securities in an amount necessary to maintain its pro rata share of the Company’s outstanding debt or equity securities, as applicable, at the time of any new issuance. The right of first offer terminates with respect to new debt securities on the earlier of the seventh anniversary of the Closing Date and the first date upon which Coffee Holdings holds less than $6,000,000 of aggregate principal amount under the Notes. The right of first offer terminates with respect to new equity securities on the earlier of the seventh anniversary of the Closing Date and the first date upon which Coffee Holdings beneficially owns less than 25,000,000 of the shares originally issued to Coffee Holdings pursuant to the Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1

Joint Filing Agreement, by and among Coffee Holdings LLC, Falconhead Capital Partners II, L.P., Falconhead Capital Partners II GP, LLC, Falcap LLC and David S. Moross, dated as of April 15, 2009.

EXHIBIT 2

Securities Purchase Agreement, dated as of April 6, 2009, by and between Javo Beverage Company, Inc. and Coffee Holdings LLC (incorporated by reference to Exhibit 10.1 to Javo Beverage Company, Inc.’s Current Report on Form 8-K filed April 10, 2009).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 15, 2009

COFFEE HOLDINGS LLC

By:	/s/ Dave Gubbay
Name:	Dave Gubbay
Title:	Authorized Signatory

FALCONHEAD CAPITAL PARTNERS II, L.P.

By:	FALCONHEAD CAPITAL PARTNERS II GP, LLC,

its general partner

By:	FALCAP LLC,

its managing member

By:	/s/ David S. Moross
Name:	David S. Moross
Title:	Managing Member

FALCONHEAD CAPITAL PARTNERS II GP, LLC

By:	FALCAP LLC,

its managing member

By:	/s/ David S. Moross
Name:	David S. Moross
Title:	Managing Member

FALCAP LLC

By:	/s/ David S. Moross
	Name:	David S. Moross
	Title:	Managing Member

/s/ David S. Moross

David S. Moross

[SIGNATURE PAGE TO SCHEDULE 13D]